

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

February 14, 2017

Via E-mail
Chad Ulansky
President, Chief Executive Officer and Director
Diamante Minerals, Inc.
203-1634 Harvey Avenue
Kelowna, British Columbia, Canada V1Y 6G2

Re: Diamante Minerals, Inc.
Registration Statement on Form S-1
Filed January 27, 2017
File No. 333-215779

Dear Mr. Ulansky:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 30

1. Please revise your filing to disclose the natural person(s) with voting and dispositive control of the shares attributed to The Panama Fund and to Kel-Ex Developments Ltd. Refer to Instruction 2 to Item 403 of Regulation S-K.

Certain Relationships and Related Transactions, and Director Independence, page 31

2. Please revise to provide the disclosures required by Item 404 of Regulation S-K for the three fiscal years prior to the filing of your registration statement. We note that your financial statements describe related party transactions that are not disclosed in this section. Refer to Instruction 1 to Item 404 of Regulation S-K.

Signatures, page II-6

3. Your registration statement appears to only be signed by officers on behalf of the registrant. Please revise to include the signatures of Mr. Ulansky and Ms. Irons in their individual capacities. Refer to Instruction 1 to the Signatures page of Form S-1.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Hillary Daniels at (202) 551-3959 or James Lopez at (202) 551-3536 with any questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel, and Mining

cc: William D. O'Neal, Esq.
        O'Neal Law Office